                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                      Walden Residential Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   931210108
              --------------------------------------------------
                                 (CUSIP Number)


                                Joseph G. Beard
                                 3300 Commerce
                              Dallas, Texas  75226
                                 (214) 515-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               February 26, 1999
              --------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                      PAGE 2 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Westdale Properties America I, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,224,300
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            1,224,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        1,224,300
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        5.18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                      PAGE 3 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JGB Ventures I, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,224,300
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            1,224,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        1,224,300
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        5.18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                      PAGE 4 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JGB Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,224,300
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            1,224,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        1,224,300
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        5.18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                      PAGE 5 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Westdale 2000 Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,224,300
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            1,224,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        1,224,300
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        5.18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                      PAGE 6 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trivestment Holdings Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,224,300
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            1,224,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        1,224,300
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        5.18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                      PAGE 7 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        657330 Ontario Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,224,300
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            1,224,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        1,224,300
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        5.18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                      PAGE 8 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Joseph G. Beard
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        PF/OO for shares listed in Items 7 & 9 below; not applicable for shares listed in Items 8 & 10 below
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            16,900
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,224,300
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            16,900
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            1,224,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        1,241,300
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        5.25%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                      PAGE 9 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ronald Kimel, individually and as sole Trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Canadian
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               1,224,300
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            1,224,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        1,224,300
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        5.18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                     PAGE 10 OF 17 PAGES
-----------------------                                  ---------------------

     SCHEDULE 13D -- AMENDMENT NO. 1

     The undersigned hereby amend the Schedule 13D filing made on January 4, 1999 (the "Schedule 13D") pursuant to Rule 13d-2 (a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, as set forth below (terms defined in the Schedule 13D are used with the same meaning except as otherwise defined herein):

ITEM 2.   IDENTITY and BACKGROUND.

     Item 2 is hereby amended and restated to read in its entirety as follows:

     Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons (collectively, the "Reporting Persons"): Westdale Properties America I, Ltd., a Texas limited partnership ("WPA I Ltd."); JGB Ventures I, Ltd., a Texas limited partnership and the sole general partner of WPA I Ltd. ("JGB I Ltd."); JGB Holdings, Inc., a Texas corporation and sole general partner of JGB I Ltd. ("JGB Holdings");Westdale 2000 Inc., an Ontario, Canada corporation ("Westdale 2000"); Trivestment Holdings Limited, an Ontario, Canada corporation and sole shareholder of Westdale 2000 ("Trivestment"); 657330 Ontario Inc., an Ontario, Canada corporation and 50% shareholder of Trivestment ("Ontario"); Joseph G. Beard, a citizen of the United States and sole shareholder of JGB Holdings; ("Beard"); and Ronald Kimel, a Canadian citizen, individually as sole shareholder of Ontario and as sole Trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust ("Kimel").

     WPA I Ltd. is a Texas limited partnership, the principal business of which is to own, operate develop, construct, acquire, and consult in respect of real estate in the United States. The principal business address of WPA I Ltd., which also serves as its principal office, is 3300 Commerce, Dallas, Texas 75226.

     JGB I Ltd. is a Texas limited partnership, the principal business of which is serving as the general partner of WPA I Ltd., serving as the general partner of Westdale Asset Management, Ltd., a Texas limited partnership, and activities related thereto. The principal business address of JGB I Ltd., which also serves as its principal office, is 3300 Commerce, Dallas, Texas 75226.

     JGB Holdings is a Texas corporation, the principal business of which is serving as the general partner of JGB I Ltd. and activities related thereto.
The principal business address of JGB Holdings, which also serves as its
principal office, is 3300 Commerce, Dallas, Texas 75226.   Beard is sole
director and President, Vice President and Treasurer of JGB Holdings. It has no other executive officers.

     The principal business of Westdale 2000 is investments. The principal business address of Westdale 2000, which also serves as its principal office, is 444 Adelaide Street West, Toronto,

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                     PAGE 11 OF 17 PAGES
-----------------------                                  ---------------------

Ontario M5V 1S7. Kimel is sole director and President of Westdale 2000. It has no other executive officers.

     The principal business of Trivestment is investments. The principal business address of Trivestment, which also serves as its principal office, is
444 Adelaide Street West, Toronto, Ontario M5V 1S7.   Kimel; Manuel Kimel, his
father; Warren Kimel, his brother; and Elkie Adler, his sister, are the directors of Trivestment, and Manuel Kimel is the President. It has no other executive officers.

     The principal business of Ontario is investments. The principal business address of Ontario, which also serves as its principal office, is 444 Adelaide Street West, Toronto, Ontario M5V 1S7. Kimel is sole director and President of Ontario. It has no other executive officers.

     Beard's principal occupation or employment is serving as the President of JGB Holdings as general partner of JGB I Ltd. The principal business address of Beard, which also serves as his principal office, is 3300 Commerce, Dallas, Texas 75226.

     The principal business of Kimel and the Manuel Kimel Family Trust is investments. The principal business address of Kimel and the Manuel Kimel Family Trust, which also serves as their principal office, is 444 Adelaide Street West, Toronto, Ontario M5V 1S7.

     The Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a "group" exists.

     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated to read in its entirety as follows:

     The source and amount of funds used by WPA I Ltd. to purchase its Stock is Working Capital of WPA I Ltd. The source and amount of funds used by Westdale 2000 to purchase its Stock is Working Capital of Westdale 2000. As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. Beard used personal funds and sums borrowed from brokerage firm margin accounts to purchase his shares of Stock.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                     PAGE 12 OF 17 PAGES
-----------------------                                  ---------------------

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and restated to read in its entirety as follows:

     Pursuant to a series of transactions ending on December 23, 1998, WPA I Ltd. purchased for an aggregate of $19,526,186 in cash an aggregate of 977,600 shares of Stock. On February 2, 1999, WPA I Ltd. purchased 10,000 shares of Stock for $193,305. Pursuant to a series of transactions ending on February 26, 1999, WPA I Ltd. purchased for an aggregate of $1,139,273 in cash an aggregate of 66,700 shares of Stock. The shares of Stock were acquired by WPA I Ltd. for the purpose of investment.

     Pursuant to a series of transactions ending on November 18, 1998, Beard, individually, purchased for an aggregate of $120,465 in cash an aggregate of 5,500 shares of Stock. On February 2, 1999, Beard, individually purchased 5,000 shares of Stock for $99,254 and on February 12, 1999, he purchased 5,000 shares of Stock for $89,879. The shares of Stock purchased by Beard individually were acquired for the purpose of investment.

     On November 13, 1998, Beard, through an Individual Retirement Account, purchased 1,400 shares for $30,244 in cash. The shares of Stock purchased by Beard through his Individual Retirement Account were acquired for the purpose of investment.

     Pursuant to a series of transactions ending on February 18, 1999, Westdale 2000 purchased for an aggregate of $3,129,613 in cash an aggregate of 170,000 shares of Stock. The shares of Stock purchased by Westdale 2000 were acquired for the purpose of investment.

     Subject to the foregoing, the Reporting Persons intend to continue to evaluate the Issuer's business, prospects and financial condition, the market for the Stock, monetary and stock market conditions and other further developments. As a part of such evaluation, one or more of the Reporting Persons may participate in meetings or hold discussions with the Issuer's management, other security holders of the Issuer and other persons in which the Reporting Persons may express their views with respect to potential changes in the operations, assets, capital structure or ownership of the Issuer. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form. One of the Reporting Persons has previously discussed with an officer of the Issuer the possibility of exchanging certain real estate and related assets owned by WPA I Ltd. and its affiliates for securities of the Issuer or its operating partnership and obtaining representation on the Board of Directors of the Issuer, but substantive discussions have not been pursued.

     Depending upon, among other things, the factors set forth above, the Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional equity securities of the Issuer or its affiliates by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or other business combination with the Issuer or

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                     PAGE 13 OF 17 PAGES
-----------------------                                  ---------------------

its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, or (v) to take any other action with respect to the Issuer.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated to read in its entirety as follows:

     Pursuant to Rule 13d-3(a), at the close of business on February 26, 1999, each of WPA I Ltd., Westdale 2000 and Kimel may be deemed to be the beneficial owner of 1,224,300 shares of the Stock, which constitutes approximately 5.18% of the 23,636,582 shares of the Stock outstanding on October 28, 1998, according to information contained in the Issuer's press release dated February 2,

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                     PAGE 14 OF 17 PAGES
-----------------------                                  ---------------------

1999 (the "Outstanding Shares"). Each of the Reporting Persons, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

     Each of JGB I Ltd., as the sole general partner of WPA I Ltd., JGB Holdings, as the sole general partner of JGB I Ltd., Trivestment, as the sole shareholder of Westdale 2000, and Ontario, as the 50% shareholder of Trivestment, pursuant to Rule 13d-3 of the Act, may be deemed to be the beneficial owner of 1,224,300 shares of the Stock, which constitutes approximately 5.18% of the Outstanding Shares. Each of such persons, either directly or indirectly, may have or share the power to vote or to direct the vote, and to dispose of or to direct the disposition of, such shares of Stock.

     Beard, individually and as sole shareholder of JGB Holdings, pursuant to Rule 13d-3 of the Act, may be deemed to be the beneficial owner of 1,241,200 shares of the Stock, which constitutes approximately 5.25% of the Outstanding Shares and consists of (i) all of the shares described in the preceding paragraphs and (ii) 16,900 additional shares of Stock beneficially owned by Beard separately. Beard, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of, such shares of Stock.

     During the last 60 days, the Reporting Persons have purchased shares of Stock in open market transactions on the New York Stock Exchange as follows:

 Date       Purchaser     Shares    Price
-------  ---------------  -------  -------
------------------------------------------
 2/2/99  WPA I Ltd.        10,000    19.25
------------------------------------------
 2/2/99  Beard              5,000    19.75
------------------------------------------
 2/4/99  Westdale 2000     20,000       19
------------------------------------------
 2/5/99  Westdale 2000    100,000   18.625
------------------------------------------
 2/8/99  Westdale 2000     15,000   17.896
------------------------------------------
2/12/99  Westdale 2000     10,000    17.75
------------------------------------------
2/12/99  Beard              5,000   17.875
------------------------------------------
2/18/99  Westdale 2000     25,000  17.3750
------------------------------------------
2/23/99  WPA I Ltd.        10,000    17.00
------------------------------------------
2/23/99  WPA I Ltd.        15,000  17.1250
------------------------------------------
2/25/99  WPA I Ltd.        10,000    17.25
------------------------------------------
2/26/99  WPA I Ltd.        20,000    17.00
------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                     PAGE 15 OF 17 PAGES
-----------------------                                  ---------------------


 Date       Purchaser     Shares    Price
-------  ---------------  -------  -------
------------------------------------------
2/26/99  WPA I Ltd.        10,000    16.75
------------------------------------------
2/26/99  WPA I Ltd.         1,700  16.6875
------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                     PAGE 16 OF 17 PAGES
-----------------------                                  ---------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

     DATED:    March 1, 1999

                    WESTDALE PROPERTIES AMERICA I, LTD., a Texas limited partnership

                         By:  JGB Ventures I, Ltd., a Texas limited partnership
                         Its: General Partner

                              By:   JGB Holdings, Inc., a Texas corporation
                              Its:  General Partner

                                    By:  /s/ Joseph G. Beard
                                    Its: /s/ President

                    JGB VENTURES I, LTD., a Texas limited partnership

                         By:  JGB Holdings, Inc., a Texas corporation
                         Its: General Partner

                              By:   /s/ Joseph G. Beard
                              Its:  President

                    JGB HOLDINGS, INC., a Texas corporation

                         By:  /s/ Joseph G. Beard
                         Its: President

                    /s/  Joseph G. Beard
                         Joseph G. Beard

                    /s/  *
                         Ronald Kimel as sole Trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust

                         *    By /s/ Joseph G. Beard, Attorney-in-Fact

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 931210108                                     PAGE 17 OF 17 PAGES
-----------------------                                  ---------------------

                        SIGNATURES AND POWER OF ATTORNEY

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

     Each of the undersigned Reporting Persons hereby constitutes and appoints Joseph G. Beard and Ronald Kimel, and each of them (with full power in each to act alone), as attorneys and agents of the undersigned, to sign and file with the Securities and Exchange Commission under Regulation 13 D-G under the Securities Exchange Act of 1934, as amended, any and all amendments and exhibits to this Schedule 13D, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable in their or his sole discretion.


                                    WESTDALE 2000, INC.


                                    By:  /s/ Ronald Kimel
                                    Its: President


                                    TRIVESTMENT HOLDINGS LIMITED


                                    By:  /s/ Ronald Kimel
                                    Its: Secretary


                                    657330 ONTARIO INC.


                                    By:  /s/ Ronald Kimel
                                    Its: President


                                    /s/  Ronald Kimel
                                         Ronald Kimel